[GENERAL MILLS LETTERHEAD]

Donal L. Mulligan

Executive Vice President and Chief Financial Officer

Telephone:  (763) 293-2158

Facsimile:  (763) 764-4505

October 1, 2012

VIA EDGAR

Ms. Leslie Overton

Associate Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E., Mail Stop 7010

Washington, D. C.  20549-7010

Re:	General Mills, Inc.
Form 10-K for Fiscal Year Ended May 29, 2011
Filed July 8, 2011
File No. 1-01185

Dear Ms. Overton:

In anticipation of our discussion with the Staff concerning the Company’s operating segments, we are providing this statement of the Company’s position.

I.                      Background

On February 29, 2012, General Mills, Inc. (the “Company”) received a letter from the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) that, among other issues, raised a question about the identification and reporting of the Company’s operating segments.  By response dated March 28, 2012, the Company provided a detailed analysis supporting its determination of the Company’s current operating segments in accordance with FASB Accounting Standards Codification (ASC) 280-10-50. Through a series of supplemental letters and discussions, the Company has continued to provide additional information clarifying the operating structure and business processes that define its operating segments.  We understand from our latest communications with members of the Staff that they continue to have concerns that the Company has operating segments in addition to those currently identified in the Company’s filings.  The Company firmly believes that the operating segments currently reported in its filings are appropriately identified in accordance with ASC 280-10-50.

II.                  Summary of the Company’s Position

The Company currently discloses segment-level financial information for three reportable operating segments — U.S. Retail; International; and Bakeries and Foodservice.  The Company’s determination of its reportable operating segments is based on a careful and thorough analysis of applicable accounting authority and the internal management structure of the Company.  The operating segments identified and reported by the Company reflect the manner in which the Company organizes its business for the purpose of making operating decisions, assessing performance and allocating resources.

ASC 280-10-50-1 provides, in part, that a reportable operating segment is defined as a business unit whose operating results are regularly reviewed by the chief operating decision maker (CODM) to make decisions about resource allocation and to assess performance.  The Company’s internal management structure places the Chief Executive Officer (CEO) in the role of CODM and allows him to focus on the allocation of resources and the assessment of business performance at the segment level.  The CODM sets performance targets and resource allocations for each segment, communicates those targets to his direct reports, the segment managers, and meets individually with the segment managers on a regular basis to monitor the performance of the segments.

The CEO does not assess the performance of individual business units (in our case, business units are divisions within the U.S. Retail segment and regions within the International segment) and does not make resource allocation decisions at the business unit level.  Our segment managers set performance targets and allocate budgeted resources for the business units, communicate those decisions to their direct reports, the business unit presidents, and meet individually with the business unit presidents on a regular basis to discuss and review the performance of the business units.  At the business unit level, our business unit presidents are fully responsible for strategic and daily operating decisions, including how to further allocate resources to achieve the business objectives in their respective divisions or regions.

The Staff has expressed a concern about the fact that the CEO receives summary-level information for business units within the operating segments in connection with his review of segment performance.  The Staff has indicated that, because the CEO receives that information, it believes that the CEO must be assessing performance and making resource allocation decisions at the business unit level.  This is not, in fact what happens, and the Staff’s concerns are not substantiated by a review of our management structure and practices.  The CEO does not make any segment or business unit operating decisions, allocate resources or provide approvals based on the unit-level information contained in his management reports.

The information received by the CEO does not provide a sufficient basis for the CEO to assess performance or make resource allocation decisions.  It enables the CEO only to understand, as he should, the high level business dynamics within the operating segment.  Business review and awareness do not equate to performance assessment and resource allocation.  Indeed in today’s environment of sensitivity to management engagement and Board oversight, the importance of receiving and reviewing such information should be understood and encouraged.  What is important in this determination is the presence of a management structure and practices that clearly delineate the separation of performance assessment and resource allocation decisions between the segment and business-unit levels.

A representation of our operating structure is attached as Exhibit 1 to show the separate and distinct decision-making performed at the company, segment, and business unit levels.  Within our management structure, each segment manager is responsible for assessing performance at the business unit level within their respective operating segment.  The segment manager has a dedicated financial officer who is responsible for tracking segment and business unit results.  The segment financial officer directly supports the segment manager and prepares segment operating reports for review with the segment manager.  The segment managers meet monthly with their business unit presidents to discuss performance and operating plans for their respective business units.  Detailed unit-level financial information for those meetings is prepared by the business unit presidents and separate, dedicated business unit financial officers or directors.  The segment managers may adjust the resource allocation to the business units during these meetings, but the management and execution of the business unit operating plans is the responsibility of each business unit president.  The segment managers each complete an annual performance review and set an annual individual performance rating for each of their business unit presidents.

The Staff has also raised a concern about the budgeting and planning process used by the CEO to make resource allocation decisions and set performance targets for the segment.  As we understand it, the Staff believes that the discussion of business unit-level operating issues during one stage of the planning process suggests that the CEO indirectly approves resource allocation decisions for each business unit.  This is not the case.

The CEO sets a budget at the segment level, and there is nothing in the Company’s management structure or processes that would support a conclusion that the CEO, directly or indirectly, makes any resource allocation or capital budgeting decisions below the segment level for the business units.  Those decisions are made by the segment managers within the limits of the segment-level budgets.  In our operating structure, segment managers approve business plans and set sales, profit and capital targets for each business unit.  Decisions about specific new product investment, marketing and advertising expenditures for particular products, trade and promotional spending for specific brands, and staffing decisions for each business unit are made by the business unit president within the limits of the business unit budget approved by the segment manager.

This process is not iterative.  Business unit plans are approved by the segment manager after the segment target has been established by the CODM and do not reflect any business unit allocation determinations by the CODM.  The determination by the CODM of the performance targets and resource allocations for each of the operating segments is made prior to the determination by the segment COO of performance targets and resource allocations for each of the business units in that segment.  The decision-making process is “top down” and not “bottom up”. The segment targets and allocations made by the CODM are not a “roll up” of the targets and allocations set by the segment COO for the business units in that segment.

The final results of the planning process by the segment managers and their segment finance officers may go “back up the chain” to the CEO as part of the information flow within the Company.  Indeed, as noted above, such information flow is desirable and appropriate.  However, it simply is not the case that the CEO makes resource allocation decisions or approves performance targets, indirectly or otherwise, at the business unit level, Further, ASC Topic 280-10-50-1 is clear that an operating segment is one in which a CODM “regularly” makes decisions on resource allocation and assesses performance.  Episodic or isolated attention by the CEO, other members of senior management, or the Board to an issue at one or more business units, and provision of information to evaluate that issue, is common, is a necessary and appropriate aspect of management and oversight, and does not properly support a conclusion that one or more business units are segments.

The Company has correctly and appropriately identified its operating segments.  The Staff’s requested change to the Company’s reporting would represent a departure from the accounting guidance and would not reflect the actual management and operating structure of the Company’s businesses.

III.	Analysis: Applicable Accounting Standards Support the Company’s Determination that is has Three Reportable Operating Segments

ASC Topic 280 requires that a public business enterprise report financial and descriptive information about its reportable operating segments.  “An operating segment has all of the following characteristics:

a)              It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity)

b)             Its operating results are regularly reviewed by the public entity’s chief operating decision maker [“CODM”] to make decisions about resources to be allocated to the segment and assess its performance

c)              Its discrete financial information is available.”    ASC 280-10-50-1.

A.                 The Company’s Operating Segments Reflect its Internal Management Structure

“The method for determining what information to report is referred to as the management approach.  The management approach is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the public entity’s internal organization…”  ASC 280-10-05-3.

We have organized our business into the following three operating segments for the purpose of making operating decisions and assessing performance:

•                  U.S. Retail

•                  International

•                  Bakeries and Foodservice

Each of our operating segments is managed by an officer who reports directly to our CEO.  Each segment manager is directly accountable to the CEO for the performance of the operating segment.  The segment managers are also the primary contact for discussing all operating segment budgets, plans and operating results with the CEO.

The Company’s operating structure allows the CEO to focus on the allocation of resources and the assessment of business performance at the operating segment level.  The work of further allocating resources among the business units, setting business unit level performance targets, and assessing business unit level performance is done by the segment managers.  The business unit presidents report directly to the segment managers and are responsible for managing the business units and delivering against their performance targets.  This structure reflects management’s judgment and direction about allocating resources and assigning responsibility for making operating decisions at different business levels within the organization.  Our segments are plainly evident from this structure.

B.                 The Company’s Chief Executive Officer is the Chief Operating Decision Maker

ASC 280-10-50-5 states, “The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity.  Often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the public entity’s president, executive vice presidents, and others.”

Kendall J. Powell, the Chief Executive Officer, is the Company’s CODM.  Mr. Powell has oversight responsibilities for all three operating segments of the Company.  He is responsible for determining the allocation of resources to the segments to achieve the Company’s strategic plan and for evaluating the performance of each segment.  Mr. Powell sets annual performance targets and resource allocation budgets for the operating segments, communicates those targets to the segment managers and regularly reviews segment level performance against the targets.

C.                 Each of the Company’s Operating Segments is Managed by a Senior Officer who Reports Directly to the CODM

ASC paragraphs 280-10-50-7 and -8 state that “generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.  The term segment manager identifies a function, not necessarily a manager with a specific title.  The chief operating decision maker also may be the segment manager for certain operating segments.  A single manager may be the segment manager for more than one operating segment.  If the characteristics in paragraphs 280-10-50-1 and 280-10-50-3 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.”

Ian Friendly, Chief Operating Officer for U.S. Retail; Chris O’Leary, Chief Operating Officer for International; and John Machuzick, President of Bakeries & Foodservice (each, hereinafter referred to as a segment COO) were our segment managers during fiscal 2011 (the period covered by the Staff’s comment).  In our organizational structure, each segment COO reports directly to, and is directly accountable to, the CODM.  The segment COOs regularly review results of operations within their segment and meet individually with the CODM to review performance of the operating segment, including primary drivers of segment performance.

The CODM allocates resources and performance targets for the segment managers at the operating segment level for U.S. Retail, International and Bakeries & Foodservice.  Each segment COO is responsible for resource allocations and determination of performance targets across their operating segment at the business unit level.  Each segment COO also has responsibility and authority to make a general allocation of items, such as trade spending, consumer marketing investment, staffing and capital spending by business unit within their segment, without input or approval from the CODM.

The use of those allocated resources within the business unit is controlled by the business unit president.  Segment COOs do not make operating decisions for the business units. Considering the breadth of the businesses within the segments, it would be very difficult for the segment COOs to operate the business units.  Business units are run by presidents who have operational responsibility for the business unit and use their allocated resources to execute on the performance targets set by the segment COO.

Annually, our segment COOs set individual performance objectives against which the CODM assesses their personal performance.  Included in these objectives are specific business goals and strategic projects or initiatives for their operating segment.

D.                 The CODM Assesses Business Performance at the Level of the Operating Segments.

The CODM meets regularly with the segment COOs to monitor and assess the performance of our three operating segments.  Each of these meetings is focused on segment performance and not the performance of the separate business units.

•                  The CODM meets monthly with the segment COOs and corporate functional heads to review segment operating performance and forecast information contained in the Management Team Package.  This meeting is the primary forum for the CODM to discuss the operating performance of the U.S. Retail, International and Bakery & Foodservice operating segments and to discuss critical business issues. Business unit presidents do not attend this meeting.

•                  Quarterly, the CODM meets individually with each of the segment COOs to go through their segment’s Business Review report.  The CODM and each COO discuss business performance for the segment in detail and also discuss issues and any corrective actions, including resources required for their segment.  Business unit presidents are not routinely invited to attend this meeting.

•                  The CODM also schedules regular update meetings with each of the segment COOs to discuss and review operating segment issues.  These meetings generally occur monthly and do not include business unit presidents.

Segment COOs manage their respective segments and in doing so meet and otherwise interact with the business unit presidents.  It is during their meetings with the business unit presidents that the segment COOs are provided with detailed information on the business unit performance.  Business unit presidents are responsible for execution of business unit plans.  In discussions with the CODM, the segment COOs are focused on the segment results and may use business unit information to illustrate trends.  In the end, however, the segment COOs are not managing at the business unit level.

Copies of the financial reports reviewed in CODM meetings have previously been provided to the Staff.  The information included in these reports primarily relates to the overall performance of the Company and that of our three operating segments.  However, as the reports furnished for these meetings are built from standard formats used for a variety of purposes, they may also include information not specifically relevant to the CODM’s review of operating segment performance, including business unit sales and profit information.

The business unit-level information is not significant in the context of the substance of the meetings and discussions described above between the CODM and the segment COOs, and the CODM makes no operational, resource allocation, budgeting, or individual performance decisions based on this additional business unit detail.  Notably, the CODM does not use this information for any of the activities commonly associated with assessing business performance, such as setting individual performance ratings, providing operating direction for the business units or business unit presidents, or deciding to provide additional resources.

A business unit is not an operating segment simply because certain of its financial information is available to the CODM.  Rather, ASC 280-10-50-1 focuses on how information is “used.”  The Company’s experience, consistent with its management structure, is that business unit information is not “used” by the CODM to make resource allocation decisions or to assess performance.  It is on that basis that we have maintained that the Company has three operating segments.

To the extent that business unit financial information is available to the CODM, it is not reasonable to expect that the CODM should be completely shielded from financial information below the segment level.  On the contrary, the CEO would be expected to be informed about all of the Company’s businesses.  Having access to information necessary to develop and maintain an understanding of the Company’s business is not the same as evaluating performance or making resource allocation decisions and does not require that the business units be treated as separate operating segments.  Nevertheless, in light of the Staff’s comments and expressed concerns, we have modified the Management Team Package and our Board reports so that this information is no longer presented.  We must note, however, that this result is unfortunate as a policy matter, because, while we strongly believe that the information heretofore provided to senior management, including the CEO and the Board, is not an appropriate basis for determining the Company’s segments in light of the Company’s clear management structure and practices, such information is clearly useful in supporting the role and duty of the Board and senior management to oversee the Company’s business.

The CODM’s assessment of segment level performance is further demonstrated by his responsibility to complete an annual performance appraisal for each segment COO.  The CODM reviews and approves personal performance objectives for each segment COO at the beginning of the year.  The performance objectives include segment, not business unit, performance targets.  At the end of the fiscal year, the CODM assigns a personal performance rating for each segment COO.

The CODM does not evaluate the performance of the business units within the operating segments.  In contrast to the regularly scheduled meetings with the CODM and segment COOs to review segment performance, our business unit presidents do not have regular communications with our CODM regarding the operating performance of their respective business units.  The CODM does not meet individually with the business unit presidents to discuss operating performance, and the business unit presidents do not typically attend the segment performance reviews described above.  Further, the CODM is not responsible for evaluating the performance of the individual business unit presidents.

E.                   The Segment COOs Assess the Performance at the Business Unit Level

Each operating segment has a senior financial officer responsible for monitoring and reviewing the performance of the segment.  These finance officers directly support the segment COOs and regularly review segment performance with the segment COO.  The segment finance officers prepare reports on the performance of the operating segment for use by the segment COO.  Detailed reports regarding the performance of business units are prepared by the business unit finance officer and are reviewed with the business unit president.

Each business unit president reports directly to a segment COO and meets regularly with the segment COO to review the performance of their business unit.  These meetings include detailed reviews of business plans, performance, specific business issues and operating decisions made by the business unit president.  Information for these meetings is provided by the business unit president and their dedicated business unit finance officer using a format prescribed by the segment finance officer.  These detailed reports are not reviewed by the CODM.

The segment COO also establishes performance targets and approves operating plans for the business units.  Based on performance against these plans, the COO completes an annual performance review and sets an annual individual performance rating for each business unit president.

F.                   The CODM Makes Resource Allocation Decisions and Establishes Capital Budgets at the Segment Level

The CODM approves annual performance targets and operating budgets for each of our three operating segments as part of our annual planning process.  From the segment profit target and capital budget approved by the CODM, each segment is allocated the resources available to execute its plan.

•                  The process begins with the annual review and development of a Long Range Plan.

•                  Our CFO takes the Company’s Long Range Plan and, with the aid of the Controller’s Group, translates it into the outline of an annual operating plan for the coming fiscal year that delivers on the long range financial targets and provides sufficient resources to each segment to execute its strategy.

•                  Our CFO presents the recommended operating plan to the CODM and summarizes any changes from the Long Range Plan, due to current developments in the operating environment.

•                  The CODM uses this information to set operating targets and resource allocations for the three operating segments.  Our CODM may then discuss the prospective targets with the individual segment COOs, before making his final decisions on plan targets.

•                  Once the CODM has set the final segment targets, those targets are communicated to the segment COOs, who then further allocate the segment target to the business units.

The performance targets and operating budgets established and approved by the CODM do not include any operating targets or resource allocations for the individual business units. The CODM does not approve business unit operating plans or resource allocation decisions.  As described below, those decisions are made by the segment COO after the segment performance targets and operating budgets have been established by the CODM.  The segment performance targets and operating budgets set by the CODM are not a “roll up” of the targets and budgets set by the segment COO of the business units in that segment.

G.                 Segment COOs Make Resource Allocation Decisions at the Business Unit Level

The segment COOs assign annual performance targets to each of the business unit presidents who then develop business plans that, in the aggregate, will deliver the segment level objectives established by the CODM.  These business unit plans are reviewed and approved by the segment COO.

The segment COO makes key resource allocation decisions for the business units, but does not manage the business units.  The resource allocation process begins with the development of business unit targets by the COO that allocates the segment budget set by the CODM.  Each business unit president then develops a plan, which is reviewed by the COO and the segment finance officer to ensure that the business unit plans aggregate to the segment target.  Within these plans, business unit presidents make operating decisions about advertising campaigns, promotional events, new product introductions, staffing and capital investments.

To illustrate how, and by whom, resource allocation decisions are made at, and within, the segments, the following is a representative example of the process.  Resource allocations for operating segments are, in large part, reflected in the profit targets assigned to the segment.  From time-to-time, a segment COO may determine that adjustments to the segment plan are necessary and that such changes will require additional resources and will increase the expenses of the segment.  For example, an unanticipated change in market dynamics may create a need to increase promotional spending and/or advertising within the segment, which would negatively impact segment profit versus the previously established targets.  This may result in a request to the CODM to reduce the expectations for the segment’s profit delivery to address this unforeseen competitive issue.

Adjustments to operating segment profit targets as a result of requests as described above are evaluated and approved by the CODM.  If the CODM approves a requested reduction in the profit target of one segment, he will consider and communicate increases in the profit targets of one or both of the remaining segments, if appropriate, or reduce the Company’s earnings expectations.  The profit target and resource decisions made by the CODM stop at the segment level.  The CODM does not make or approve any specific operating decisions about how the segment COO will use the additional resources, including how those resources are to be further allocated among the business units.

The segment COO whose segment has received an additional allocation of resources will allocate that increase to the business unit presidents within the segment and instruct them to develop plans to best utilize the increase.  Likewise, the segment COOs whose profit targets have been increased, will instruct their business unit presidents to adjust plans to deliver the new target.  The segment COOs review these new business unit plans, but the business unit presidents decide on the specific operating changes, including which brands to advertise or promote, which regions to focus on and which new product launches to accelerate or delay.  The segment COOs and business unit presidents do not seek the CODM’s approval or review of the business unit plan changes and operating decisions made to give effect the change in resource allocation.

IV.             Conclusion

Based on our analysis as summarized above, we concluded that we have three operating segments:  U.S. Retail; International; and Bakeries & Foodservice.

We hope that our letter has fully addressed the Staff’s concerns and questions.

Very truly yours,

/s/Donal L. Mulligan
Donal L. Mulligan
Executive Vice President and Chief Financial Officer

cc:	Mr. Brad Skinner, Senior Assistant Chief Accountant
Mr. Ethan Horowitz, Branch Chief
Ms. Sandy Eisen
Ms. Kimberly Calder, Assistant Chief Accountant
Ms. Judith Richards Hope, Chair of the Audit Committee of the Board of Directors,
General Mills, Inc.
KPMG LLP

Exhibit 1

Ken Powell
CEO & Chairman
(CODM)
Individual performance assessment
Segment performance targets and resource allocations
Segment performance reviews
(+7 other direct reports)
Chris O'Leary
EVP, COO, International
Don Mulligan
EVP, Chief Financial Officer
Ian Friendly
EVP, COO, U.S. Retail
Individual performance assessment
Business unit performance targets and resource allocations
Business unit performance reviews
(+4 other division Presidents)
Jim Murphy
SVP, President Big G Division
Becky O'Grady
VP, President Yoplait
Keith Woodward
SVP, Finance U.S. Retail
Juliana Chugg
SVP, President, Meals Division

Ken Powell CEO & Chairman (CODM) Chris O’Leary EVP, COO, International Don Mulligan EVP, Chief Financial Officer (+7 other direct reports) Individual performance assessment Segment performance reviews Segment performance targets and resource allocations Ian Friendly EVP, COO, U.S. Retail Becky O’Grady VP, President Yoplait Keith Woodward SVP, Finance U.S. Retail (+4 other division Presidents) Juliana Chugg SVP, President, Meals Division Jim Murphy SVP, President Big G Division Individual performance assessment Business unit performance targets and resource allocations Business unit performance reviews Exhibit 1